Via Facsimile and U.S. Mail
Mail Stop 6010

October 3, 2007

Mr. Robert C. Salipante
President
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Re: Sun Life Assurance Company of Canada (U.S.)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 28, 2007
File No. 333-82824

Dear Mr. Salipante:

        We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief